May 19, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Kyle Moffat Accountant Branch Chief

Re:	Volt Information Sciences, Inc. File No. 1-09232

Dear Mr. Moffatt:

        Reference is made to your letter dated May 5, 2006 (the “Comment Letter”) to James Groberg, of our client, Volt Information Sciences, Inc. (the “Company”), concerning the staff’s comments following its review of the Company’s supplemental response letter dated April 5, 2006 with respect to the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2005 and quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2006.

        This letter confirms that, on May 19, 2006, on behalf of the Company, we contacted Inessa Berenbaum, a Staff Accountant, requesting a five business day extension to the response deadline stated in the Comment Letter and that Ms. Berenbaum granted such request.

Very truly yours,
/s/ Michael J. Shef
Michael J. Shef
cc:	Inessa Berenbaum, Staff Accountant Jack Egan, Chief Financial Officer of Volt Information Sciences, Inc.